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                                                                       EXHIBIT 5

                    DESCRIPTION OF UIL HOLDINGS CAPITAL STOCK

COMMON STOCK

         DIVIDEND RIGHTS. Subject to the limitations, if any, specified with respect to the preferred stock and the preference stock, or any series thereof, issued by UIL Holdings from time to time, dividends may be paid on shares of UIL Holdings common stock, out of the funds legally available therefor, when and as declared by UIL Holdings board of directors.

         LIQUIDATION RIGHTS. Subject to the limitations, if any, specified with respect to the preferred stock and the preference stock, or any series thereof, issued by UIL Holdings from time to time, in the event of any dissolution or other winding up of UIL Holdings, whether voluntary or involuntary, the assets of UIL Holdings available for payment and distribution to shareholders will be distributed ratably to the holders of UIL Holdings common stock.

         VOTING RIGHTS. Except as otherwise provided in any statute of the State of Connecticut or as otherwise specified with respect to the preferred stock or any series thereof of UIL Holdings, all voting power vests exclusively in the owners of UIL Holdings common stock.

         MISCELLANEOUS. UIL Holdings common stock has no cumulative voting rights, preemptive or conversion rights or redemption or sinking fund provisions, and the outstanding shares of UIL Holdings common stock will be fully paid and non-assessable. Except for restrictions on transfer imposed upon UIL Holdings common stock as the result of any applicable laws, including applicable federal and state securities laws, UIL Holdings common stock is freely transferable and not subject to any restrictions on alienability.